Ryan Houseal ESQ.

United States and Exchange Commission

Re: File No. 333-160311

Vacation Home Swap Inc.

Please find below an outline of our responses to your letter dated February 16, 2010.

Amendment 1 to Form S-1

Recent Sale of Unregistered Securities

1. We have amended our document to state that on April 20, 2009; the Company issued a director’s resolution allowing Mr. McDow, sole officer and president, to Purchase 10,000,000 shares. On June 3, 2009 the company has received US$10,000.00 for payment for the founder’s shares. On June 18, 2009 the company has issued the shares.

Undertakings

2. We have revised our undertaking to conform to item 512 of Regulation S-K.

s/ Donald MacDow

Donald MacDow

Vacation Home Swap, Inc.

President

www.vhswap.com

don@vhswap.com

Phone (775)321-8201